Exhibit 97.1

Policy to Recover Erroneously Awarded Incentive-based Compensation

In accordance with the rules of the United Sates Securities and Exchange Commission and the New York Stock Exchange, the Company shall cause the return of incentive-based compensation paid or granted to Executive Officers.

In the event that the Company is required to prepare a restatement of the financial statements, the Company shall, in principle, reasonably and promptly cause the return of all of the portion of the STI (Short Term Incentive) and LTI (Long Term Incentive) paid or granted to the Company’s Executive Officers exceeding what would have been paid or granted based on the restated financial statements.

In addition, in the event that an Executive Officer of the Company commits certain misconduct, derelictions of duty, violations of the laws, or similar actions, the Company shall reasonably and promptly, as determined by the Compensation Committee, cause the return of part or all of the STI and LTI paid or granted to such Executive Officer.

The compensation subject to recovery includes STI and LTI paid or granted during the fiscal year in which a restatement of the financial statements is required or other causes for recovery arose, and the preceding three fiscal years. The Company’s policy to recover extends to Executive Officers who served as such during such period, even if they have since resigned from the position. Furthermore, LTI subject to recovery includes points awarded before the issuance of shares and shares during the transfer restriction period.

Last Revised on May 7, 2024

Issued by Compensation Committee

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